12100 West Center Road

Omaha, Nebraska 68144

(402) 691-4000

May 3, 2013

Via EDGAR Submission and Overnight Courier

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tia L. Jenkins

Myra Williamson

Steve Lo

Re: Gordmans Stores, Inc.

Form 10-K for the Fiscal Year Ended January 28, 2012

Filed March 29, 2012

File No. 001-34842

Ladies and Gentlemen:

Gordmans Stores, Inc. (the “Company”) is writing to respond to the oral comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on April 23, 2013 related to the Company’s Form 10-K for the fiscal year ended January 28, 2012 (the “Form 10-K”). This is a follow up to the Staff’s comment letters dated March 21, 2013, March 4, 2013 and January 30, 2013, and the Company’s response letters dated March 25, 2013, March 12, 2013 and February 13, 2013, respectively. The Company’s response below corresponds to the Staff’s oral comment provided to the Company on April 23, 2013 (which is summarized below in italics). Unless otherwise indicated, capitalized terms used below that are not otherwise defined have the meanings assigned to them in the Form 10-K.

Form 10-K for the Fiscal Year Ended January 28, 2012

1.	Please provide us with your proposed enhanced lease accounting disclosure addressing the Staff’s comments.

RESPONSE – In response to the Staff’s comment letters dated March 21, 2013, March 4, 2013 and January 30, 2013, and as mentioned in our responses to Comment #2 and Comment #5 of the SEC comment letter dated January 30, 2013, the Company has revised and enhanced its consolidated financial statements and its disclosures in the Summary of Significant Accounting Policies in Note A to its consolidated financial statements regarding the Company’s disclosure of new store construction/operating lease agreements. The following enhancements to the consolidated financial statements and disclosures to the consolidated financial statements were included in the Company’s Form 10-K for the Fiscal Year Ended February 2, 2013 filed on April 17, 2013. Bolded items in the proposed disclosures which follow were not included in the Company’s Form 10-K for the Fiscal Year Ended February 2, 2013 but disclosures substantially similar to the following are intended to be included in future filings to address the Staff’s comments.

Note A, Summary of Significant Accounting Policies, in the consolidated financial statements has been enhanced to include the following disclosure.

Landlord Receivable – For certain of the Company’s store operating lease agreements, the Company incurs and pays for the construction invoices directly for both the structural improvements and/or non-structural improvements (i.e. leasehold improvements and furniture, fixtures and equipment) of a new store location or existing store remodel and is reimbursed by the landlord. When the Company bills the landlord for reimbursement, a landlord receivable is recorded pursuant to the lease agreement which provides for a legal right to receive construction reimbursements from the landlord for tenant improvement allowances either periodically during the construction period or at the completion of construction. Of the total landlord receivable balance, $8.3 million and $8.4 million at February 2, 2013 and January 28, 2012, respectively, relate to amounts due from landlords for construction-related reimbursements on structural improvements.

Property and Equipment – The Company has determined it is the accounting owner of certain leased store locations during the construction period of such assets. In certain of the Company’s operating lease agreements for leased store locations, the Company is responsible for funding the construction of the structural store assets and the landlord reimburses the Company up to the amount of the fixed tenant improvement allowance pursuant to the underlying lease agreement. The landlord maintains title of the real property, or structural assets, during the construction phase of a new store location or existing store remodel. During the construction period, the Company serves as the agent for the construction project and is obligated to fund cost overruns or may benefit if the cost of construction is less than the tenant improvement allowance, as some agreements entitle the Company to receive the entire fixed tenant improvement allowance even in instances where the cost of construction is less than the tenant improvement allowance. Typically, the Company will receive reimbursement for substantially all of the structural improvements for the landlord owned building shell and reimbursement for a portion of the non-structural improvements such as furniture, fixtures and equipment. Total tenant improvement allowances related to fiscal 2012, 2011 and 2010 store construction projects represent approximately 90% of total store construction costs incurred. However, the Company’s obligation to fund cost overruns and all construction costs incurred during the construction period in excess of the tenant improvement allowance causes the Company to be deemed the accounting owner of such assets during the construction period under sale-leaseback accounting.

When construction payments are made by the Company, a fixed asset is recorded in construction-in-progress within property and equipment. The Company bears substantially all construction period risk for these new store construction projects and existing store remodels and the Company pays for the construction costs pursuant to a contractual arrangement that includes the right of reimbursement from the landlord up to the amount of the fixed tenant improvement allowance. Accordingly, the Company reports the costs of construction as a purchase of property and equipment in “Purchase of property and equipment” and the reimbursements from landlords as they are received during the construction period and up to the commencement of the lease as “Proceeds from sale-leaseback transactions” under cash flows from investing activities in the consolidated statements of cash flows. When construction is complete, the Company records a sale-leaseback transaction which represents the title transfer of the structural assets that are sold back to the landlord pursuant to sale-leaseback accounting. No gain or loss associated with the sale of such assets is recognized as the Company receives reimbursement from the landlord for the construction costs and leases are structured as operating leases. When reimbursements exceed costs incurred by the Company, the excess is recorded as deferred rent and amortized as a reduction to rent expense over the initial term of the lease prior to any lease extensions. The sale-leaseback transaction is disclosed in “Supplemental Cash Flow Information” as a non-cash investing and financing activity. Such sale-leaseback transactions do not involve any future commitments, obligations, provisions or circumstances that require or result in the Company’s continuing involvement and the Company is no longer deemed the accounting owner of the landlord-owned assets once the store construction is completed and the sale-leaseback transaction is recorded.

Operating Leases – Tenant improvement assets, as well as the corresponding tenant improvement allowances, are recorded when the amount of new store construction covered by the tenant improvement allowance exceeds the amount attributable to the landlord’s owned asset, generally the building shell. Tenant improvement assets, which generally represent non-structural improvements (i.e. furniture, fixtures and equipment) for which the Company receives reimbursement from the landlord, are depreciated over the initial life of the lease, prior to any lease extensions. For tenant improvement assets, as well as rent holidays, the Company records a corresponding deferred rent liability in “Deferred Rent” on the consolidated balance sheets and amortizes the deferred rent over the initial term of the lease as a reduction to rent expense on the consolidated statements of operations.

The Company changed the caption “Sales of property and equipment” to “Sales of property and equipment pursuant to sale-leaseback accounting” in the non-cash investing and financing activities section of the Supplemental Cash Flow Information table in Note A to the consolidated financial statements. In addition, the following disclosure was added by the Company following the Supplemental Cash Flow Information table:

Sales of property and equipment pursuant to sale-leaseback accounting represents the amount of structural assets sold to the landlord at the completion of construction for which the Company was deemed the owner during the construction period, pursuant to sale-leaseback accounting, and for which no cash was received upon transfer of ownership.

In addition, the Company changed the caption “Proceeds from sale of property and equipment” to “Proceeds from sale-leaseback transactions” in cash flows from investing activities in the consolidated statements of cash flows.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comment and we appreciate the Staff’s assistance in this process. Should you have any questions relating to any of the foregoing, or would like to discuss any of our responses, please feel free to contact the undersigned at (402) 691-4290.

Sincerely,

Gordmans Stores, Inc.

By:	/s/ Michael D. James
Name:	Michael D. James
Title:	Chief Financial Officer, Senior Vice President, Treasurer and Assistant Secretary

cc:	Heather Townsend-Macan, Grant Thornton, LLP

Gerald T. Nowak, P.C., Kirkland & Ellis LLP

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